SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11- K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 or

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____ SALARY DEFERRAL SAVINGS PLAN OF ENGELHARD CORPORATION (Full title of the plan) ENGELHARD CORPORATION (Exact name of issuer as specified in its charter)

101 WOOD AVENUE, ISELIN, NEW JERSEY (Address of principal executive offices)	08830 (Zip code)

DELAWARE (State or other jurisdiction of incorporation or organization)	22-1586002 (IRS Employer Identification Number)

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Salary Deferral Savings Plan of Engelhard Corporation Table of Contents

Description	Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4
at December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits	5
for the years ended December 31, 2003 and 2002

Notes to Financial Statements	6-12

Supplemental Schedules
Schedule of Assets (Held at end of year)	13-14

Schedule of Reportable Transactions	15

Consent of Independent Registered Public Accounting Firm	16

Signature	17

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Report of Independent Registered Public Accounting Firm

To the Pension and Employee Benefit Committee of Engelhard Corporation:

              We have audited the accompanying statements of net assets available for benefits of the Salary Deferral Savings Plan of Engelhard Corporation as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

              Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Iselin, New Jersey
June 11, 2004

Salary Deferral Savings Plan of Engelhard Corporation Statements of Net Assets Available for Benefits At December 31, 2003 and 2002

	2003	2002

Assets
Investments at fair value	$247,307,185	$189,452,131

Receivables:
Participant Contributions	1,021,360	844,781
Employer Contributions	285,789	251,314

Total Receivables	$1,307,149	$1,096,095

Net Assets Available for Benefits	$248,614,334	$190,548,226

See Accompanying Notes to Financial Statements 4

Salary Deferral Savings Plan of Engelhard Corporation Statement of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2003 and 2002

	2003	2002

Additions:
Net Investment Income:
Dividends	$2,381,970	$2,276,260
Interest	2,456,658	2,644,807

Total Investment Income	4,838,628	4,921,067

Contributions:
Participant	14,502,229	13,860,201
Employer	3,412,767	3,269,999
Plan Merger (Note - 8)	6,157,480	0
Asset Transfers In	151,860	303,817
Rollovers	399,036	247,211

Total Contributions	24,623,372	17,681,228

Net Realized/Unrealized Appreciation
(Depreciation) in Fair Value of Investments	44,562,289	(36,152,556)

Total Additions	74,024,289	(13,550,261)

Deductions:
Distributions	15,938,821	13,968,616
Other Expenses	19,360	17,040

Total Deductions	15,958,181	13,985,656

Net Increase / (Decrease)	58,066,108	(27,535,917)

Net Assets Available for Benefits at	190,548,226	218,084,143
Beginning of Year

Net Assets Available for Benefits at	$248,614,334	$190,548,226
End of Year

See Accompanying Notes to Financial Statements 5

Notes to Financial Statements

Note 1 - Description of the Plan

              The Salary Deferral Savings Plan of Engelhard Corporation (the “Plan”), effective September 1, 1989, is designed to provide eligible employees of Engelhard Corporation (the “Company”) an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred and/or post-tax basis.

              The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

Eligibility

              Except as specifically included or excluded by the Board of Directors of the Company (the “Board”), United States salaried employees of the Company and its wholly-owned (directly or indirectly) domestic subsidiaries and all non-collectively bargained hourly employees are eligible to participate in the Plan.

Contributions

              The Plan permits eligible employees participating in the Plan the opportunity to defer on a pretax basis up to 50 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis. For 2003, the compensation limit in determining eligibility to make after tax contributions to the Plan is $200,000. The Plan allows for catch-up contributions for employees age 50 and over as allowed under the Internal Revenue Code. For 2003, participants age 50 and over are allowed to contribute an additional $2,000 to the Plan as catch-up contributions.

Matching Contributions

              The Company will contribute, on a monthly basis, subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution. No matching contributions are made on behalf of a Participant who is eligible to receive an award pursuant to the Company’s Key Employees Stock Bonus Plan or other plans as designated by the Committee. Effective January 1, 2003, matching contributions are not restricted and can be moved into other funds at any time.

              Effective January 1, 2003 the plan was amended to designate the Company Stock fund as an Employee Stock Ownership Plan (ESOP). In connection with this change, the first $400 in employer matching contributions (on an annual basis) will be made into the Fixed Income Fund. Also, employees will have the opportunity to receive the dividends paid on shares held in the ESOP paid out as current income.

Investments

              All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains the following seventeen separate investment funds within the Plan:

a)	The Company Stock Fund.

b)	The Fixed Income Fund (Vanguard Retirement Savings Trust).

c)	The Windsor II Growth Fund (Vanguard Windsor II Fund).

d)	The Windsor Growth Fund (Vanguard Windsor Fund).

e)	The Balanced Fund (Vanguard Asset Allocation Fund).

f)	The Equity Index Fund (Vanguard Growth and Income Fund).

g)	The Small Cap Fund (Vanguard Small-Cap Index Fund).

h)	The Life Strategy Growth Fund (Vanguard Life Strategy Growth Fund).

i)	The Life Strategy Conservative Growth Fund (Vanguard Life Strategy Conservative Growth Fund).

j)	The Vanguard U.S. Growth Fund.

k)	The Life Strategy Moderate Growth Fund (Vanguard Life Strategy Moderate Growth Fund).

l)	The Prime Cap Funds (Vanguard PRIMECAP Fund).

m)	The International Growth Fund (Vanguard International Growth Fund).

n)	The Life Strategy Income Fund (Vanguard Life Strategy Income Fund).

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o)	The Short-Term Bond Fund (Vanguard Short-Term Corporate Fund).

p)	The Mid Cap Fund (Vanguard Mid-Cap Index Fund).

q)	The Total Bond Market Fund (Vanguard Total Bond Market Index Fund).

              Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. The following describes the change in the balances during the year ended December 31, 2003 and 2002:

	Cash (unrestricted)	Stock (unrestricted)	Stock (restricted)

	2003	2003	2002

Balance at beginning of year	$—	$10,242,439	$13,111,698
Dividends	25,917	145,093	149,161
Net unrealized appreciation (depreciation)	0	2,593,643	(2,415,744)
Contributions	834,009	2,578,758	3,269,999
Transfer to other funds	0	(2,547,616)	(3,276,935)
Distributions	(94,825)	(573,274)	(623,443)
Other	68,512	53,846	27,703

Balance at end of year	$833,613	$12,492,889	$10,242,439

Participant Accounts

              Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company Contributions and (b) plan earnings including realized gains/losses, unrealized appreciation/depreciation, and an allocation of fund expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

              Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Loan Provision

              Participants may borrow from their Fund accounts a minimum of $1,000 up to a maximum equal to 50% of their Fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant’s accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Distributions and Withdrawals

              Upon termination of employment, as provided in the Plan Document, participants generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the plan until retirement. After-tax contributions may be withdrawn at any time, however the earnings on the contributions will be subject to current income taxes as well as a penalty for early withdrawal unless the Participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard Company Stock Fund, which may be made in the form of shares at the Participant’s discretion.

              The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Other

              Certain reclassifications have been made to prior year figures to conform to current year’s presentation.

Note 2 - Accounting Policies

              The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

              The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

              The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value in the near term would materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 3 - Income Tax Status

              The Plan has received a determination letter from the Internal Revenue Service dated September 24, 2003, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 4 - Administrative Expenses

              Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan administrative expenses.

Note 5 - Concentrations of Credit Risk

              Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall market volatility risks. Financial instruments that potentially subject the plan to concentration of credit risk consist principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants, subject to the lapsing of restrictions, the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 - Investments

              Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

Investments:	2003		2002

Engelhard Corporation Company Stock Fund	$58,594,527	*	$45,755,081	*
Fixed Income Fund (Retirement Savings Trust)	46,697,044		42,616,759
Growth Fund (Windsor Fund)	33,079,959		23,022,271
Balanced Fund (Asset Allocation Fund)	15,309,910		11,859,382
Equity Index Fund (Growth and Income Portfolio)	21,326,938		15,632,759
Prime Cap Fund	18,004,398		11,421,382

*	Includes assets that are non-participant directed (see Note 1.)

Net realized/unrealized appreciation (depreciation) in fair value of investments consists of the following for the years ended December 31, 2003 and 2002:

	2003	2002

Common Stock	$15,532,363	$(10,594,959)
Mutual Funds	29,029,926	(25,557,597)

Total	$44,562,289	$(36,152,556)

Note 7 - Related Party Transactions

              For the 2003 plan year, the Company transferred $834,009 in cash and $2,578,758 in Company stock (representing 96,662 treasury stock shares), or a total of $3,412,767, to Vanguard to fund the employer match. The number of shares transferred each month represented the stock portion of the employer matching contribution divided by the closing market price on the day the contribution was remitted.

              During the year, in the ordinary course of doing business, various Vanguard funds may take a position in Engelhard Corporation common stock. On February 13, 2003, the Vanguard Windsor Fund filed an amended Schedule 13G with the Securities and Exchange Commission indicating they held 9,566,700 shares or 7.49% of Company Stock. On February 6, 2004, the Vanguard Windsor Fund filed an amended Schedule 13G with the Securities and Exchange Commission indicating they held 9,476,500 shares or 7.55% of Company Stock.

Note 8 - Merger of Net Assets from Engelhard-CLAL Salary Deferral Savings Plan

              On September 19, 2002, the Company and its partner, Fimalac, formally agreed to adopt a plan to unwind their Paris-based joint venture, Engelhard-CLAL LLP. As part of the distribution of assets, Engelhard received certain US-based operations. As a result, on January 1, 2003, the net assets of the Engelhard-CLAL Salary Deferral Savings Plan were merged into the Salary Deferral Savings Plan of Engelhard Corporation. A total of $6,157,480, representing the net assets of Engelhard-CLAL Salary Deferral Savings Plan on December 31, 2002, was transferred to the Salary Deferral Savings Plan of Engelhard Corporation.

Net Assets Available for Benefits @ 12/31/02 -	$196,705,706
per Form 5500

Less: Net assets transferred from the Engelhard-CLAL
Salary Deferral Savings Plan	(6,157,480)

Net Assets Available for Benefits @ 12/31/02 -	$190,548,226
per Financial Statements

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Salary Deferral Savings Plan of Engelhard Corporation Schedule of Assets (Held at end of year) as of December 31, 2003 EIN #22-1586002 Plan #015

(A)	(B) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(D) Cost	(E) Current Value

*	Vanguard Fiduciary	Engelhard Corporation
	Trust Company	Company Stock Fund	$38,645,289	$58,594,527

*	Vanguard Fiduciary	Fixed Income Fund	46,697,044	46,697,044
	Trust Company	(Retirement Savings Trust)

*	Vanguard Fiduciary	Windsor II Fund	7,136,329	7,230,641
	Trust Company

*	Vanguard Fiduciary	Growth Fund	30,172,363	33,079,959
	Trust Company	(Windsor Fund)

*	Vanguard Fiduciary	Balanced Fund	13,919,492	15,309,910
	Trust Company	(Asset Allocation Fund)

*	Vanguard Fiduciary	Equity Index Fund	19,924,178	21,326,938
	Trust Company	(Growth and Income Portfolio)

*	Vanguard Fiduciary	International Growth	5,242,715	5,215,990
	Trust Company	Portfolio

*	Vanguard Fiduciary	Small Cap Fund	6,489,211	7,368,106
	Trust Company

*	Vanguard Fiduciary	Total Bond Market Index Fund	417,251	420,192
	Trust Company

*	Vanguard Fiduciary	Short-Term Corporate Fund	5,169,548	5,191,809
	Trust Company

*	Vanguard Fiduciary	Life Strategy Growth	4,549,439	4,767,064
	Trust Company	Portfolio

*	Vanguard Fiduciary	PRIMECAP Fund	18,090,328	18,004,398
	Trust Company

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Salary Deferral Savings Plan of Engelhard Corporation Schedule of Assets (Held at end of year) as of December 31, 2003, Continued EIN #22-1586002 Plan #015

(A)	(B) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(D) Cost	(E) Current Value

*	Vanguard Fiduciary	Life Strategy Income	1,297,096	1,341,206
	Trust Company	Portfolio

*	Vanguard Fiduciary	Life Strategy Conservative	1,717,545	1,777,288
	Trust Company	Growth Portfolio

*	Vanguard Fiduciary	U.S. Growth Fund	12,015,224	7,752,477
	Trust Company

*	Vanguard Fiduciary	Life Strategy Moderate	3,808,933	3,933,417
	Trust Company	Growth Portfolio

*	Vanguard Fiduciary	Mid-Cap Index Fund	929,295	990,771
	Trust Company

*	Promissory notes from Participants		—	8,305,448
	having interest at rates of 5.00% to 10.5%
	with maturity dates ranging from 2004 to 2013.

	Total		$216,221,280	$247,307,185

*	Represents party-in-interest

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Engelhard Corporation Salary Deferral Savings Plan Schedule of Reportable Transactions* Year Ended December 31, 2003 EIN #22-1586002 Plan #015

Identity of Party Involved	Description of Assets (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain/(Loss)

Vanguard	Vanguard Retir. Savings Trust	$19,980,485			$19,980,485
Vanguard	Vanguard Retir. Savings Trust		$15,900,199	$15,900,199	15,900,199	$—
Engelhard	Engelhard Corp. Stock Fund	8,770,909			8,770,909
Engelhard	Engelhard Corp. Stock Fund		12,102,537	9,645,781	12,102,537	2,456,756

*	Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

              We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos.: 2-72830, 2-81559, 2-84477, 2-89747, 33-28540, 33-37724, 33-40365, 33-40338, 33-43934, 33-65990, 333-02643, 333-71439, 333-39570, 333-71856, 333-88424) pertaining to the Salary Deferral Savings Plan of our report dated June 11, 2004, with respect to the financial statements and schedules of the Salary Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

ERNST & YOUNG LLP
Iselin, New Jersey
June 21, 2004

Signature

Form 11-K

Salary Deferral Savings Plan of Engelhard Corporation

              Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 21st day of June, 2004.

/S/ John C. Hess ———————————————————
By:	John C. Hess Secretary to the Committee and Vice President of Human Resources

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